Filed Pursuant to Registration
Statement number 333-180147

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

60 WALL STREET NEW YORK, NEW YORK	10005
(Address of principal executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas

Attention: Lynne Malina

Legal Department

60 Wall Street, 37th Floor

New York, New York 10005

(212) 250 – 0677

(Name, address and telephone number of agent for service)

SANTANDER DRIVE AUTO RECEIVABLES TRUST 2013-4

(Exact name of obligor as specified in its charter)

Delaware	37-6551404
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Copies To:

Debt Securities

Asset Backed Notes of Santander Drive Auto Receivables Trust 2013-4

Item 1. General Information.

Furnish the following information as to the trustee.

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

None

Item 3. -15. Not Applicable

Item 16. List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 - Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 business - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. - business - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of March 31, 2013. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 5th day of July, 2013.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Maria Inoa
Name:	Maria Inoa
Title:	Assistant Vice President

DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Tide of Bank NEW YORK City NY 10005 State Zip C ode FDIC Certificate Number: 00623 Consolidated Report of Condition for Insured Banks and Savings Associations for March 31, 2013 All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter. Schedule RC—Balance Sheet Dollar Amounts in Thousands RCFD [m | ai | Ml | Thau FFIEC 031 Page 16 of 72 RC-1 La Lb a 2.b a b d 4.b 4.c 4.d 5 G 7 3 9 10.a 10.b 11 12 Assets 1. Cash and balances due from depository institutions (from Schedule RC-A): a. Noninterest-bearing balances and currency and coin (1) mei 117,000 b. Interest-beari nq balances (2) 0071 14.572,000 2. Securities: d. Held-to-mdturitY securities (from Schedule RC-B, column A) 1754 0 b. Available-for-sale securities (from Schedule RC-B. column D) 1773 35,000 3. Federal funds sold and securities purchased under agreements to resell: a. Federal funds sold in domestic offces R.OQN B337 114,000 b. Securities purchased unde1 ag eements to resell (3) RCFD BS65 12,106,000 4. Loans and lease financing receivables (from Schedule RC-C): a. Loans and leases held for sale 5369 | Q b. Loans and teases, net of unearned income B52-9 22.920.000 c. LESS: Allowance for loan and lease losses 3123 59.000 d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c) 0529 22,*S1,0W 5. Trading assets (from Schedule RC-D) 3545 3,391,000 6. Prem ses and fixed assets (includina capitalized leases’) 2145 57,000 7. Other real estate owned (from Schedule RC-M) 2150 3,000 8. Investments in unconsolidated subsidiaries and assocated companies 2130 0 9. Direct and indirect investments in real estate ventures 3556 0 10. Intangible assets: a. Goodwill 3163 0 b. Other intangible assets (from Schedule RC-M) 0426 51.000 11. Other assets (from Schedule RC-F) 2160 5.443.000 12. Total assets (sum of items 1 throuah 11) 2170 59.259.0W Includes cash items in process of collection and unposted debits. Includes time cetificates of deposit not held for trading.

DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Tide of Bank FDIC Certificate Number: 00623 Schedule RC—Continued FFIEC 031 Page 16a of 72 RC-la Dollar Amounts in Thousands Trfl | at | Ml | TTKfcj Liabilities 13, Deoosits: RCON 13.a 13.a.i 13.a. 2 13.b 13.b.i b.2 a 14.b 15 a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I) 2200 26.319.000 (1) Noninterest-bearing fl) 6631 IS,022,000 (2) Interest-bearing 6636 7.297,000 b. In foreign offices. Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E, part II) RCFN 2200 12.242.000 (1) Noninterest-bearina 6631 5,533,000 (2) Interest-bearing 6636 3,704,000 14. Federal funds purchased and securities sold under agreements to repurchase: a. Federal funds purchased in domestic offices (2) ROOM 0993 6,300,000 b. Securities sold under agreements to repurchase (3) RCFD 0995 0 15. Trading liabilities (from Schedule RC-D) 354fi 113,000 16, Other borrowed money (includes mortgage ndebtedness and obligations under capitalized leases) (from Schedule RC-M) 3190 | 1.268.000 16 17. and IB. Mot applicable 19. Subordinated notes and debentures (4) 3200 0 19 21 20. Other labitfties (from Schedule RC-G) 2930 2,011.000 21. Total liabilities (sum of terns 13 through 20) 2943 50,264,000 22. Not applicable Includes noninterest-bearing demand, time, and savings deposits. Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.’ Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity. Includes limited-life preferred stock and related surplus.

DEUTSCHE BANK TRUST COMPANY AMERICAS Legdl Tide of Bank FDIC Certificate Number: 00623 FHEC031 Page 17 of 72 RC-2 Equity Capital Bank Equity Captal RCFD Trfl | H | Ml | Thau 23. Petpetual preferred stock and related suiplus 3B3S a 23 24. Cotimon stock 3230 2,127,000 24 25. Surplus (excludes all surplus related to preferred stock) 3039 5S4.QCK) 25 26. a. Retained earninas 3632 6,005,000 26.a b. Accumulated other comprehensive income (5) B53D 34.000 26.b c. Other equity capital components (6) A13C a 26.c 27. a. Total bank eauity capital (sum of terns 23 through 26.c) 3210 s.r&o.ooo 27.a b. Noncontrolling (minority) interests in consolidated subsidiaries 3000 235.000 27.b 28. Total eauity capital (sum of items 27.a dnd 27.b) G1Q5 8,995,000 28 29. Total liabilities and equity capital (sum of terns 21 and 28) 3300 59,259,000 29 Memoranda To be reported with the March Report of Condition. 1. Ind cate in the bo* at the right the number of the statement Delow that best describes the most comprehensive level of auditing work performed for the bank bv independent external RCFD Nhjmber auditors as of any date during 2012 6724 1 M.l = Independent audft of the bank conducted in accordance wdth yen*ra y accepted autfting standards, by a certified public accounting Ann which submit} a report on the bark - Independer* audt of the bank’s, parent hokJng company conducted in accordance with generally accepted audting standards by a certified public accounting frm MikJi submrts a report on the oonsoidated l-okling company (but not on the bank separately) = Attestation on bank managements assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm. = Director*’ examination of the bank conducted in accordance w*h generally accepted audling standards by a certified public accounting fimt (may be required by slate chartering authorty) - Directors’ examination of the bank performed by other external audtors (may be required by state chartering authorty) - Renew of the bark’s financial statements by external audtors - Conflation of the bank’s financial statements by external audkors = Other audt procedures (ecciudng tax preparation work) No external audit work To be reported with the March Report of Condition. R.CON MM / DO 2. Bank’s fiscal vear-end date 8578 imi M.2 Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and accumulated defned benefit pension and other post retirement plan adjustments. Includes treasury stock and unearned Employee Stock Ownership Plan shares.